

16021158

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 27 2016
Washington DC
409

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 27 2016
DIVISION OF TRADING & MARKETS

SEC FILE NUMBER
8- 40657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 03/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Silicon Valley Securities, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4880 Stevens Creek Blvd # 100, Suite 100
(No. and Street)

San Jose (City) CA (State) 95129-1034 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul H. Magnuson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Silicon Valley Securities, Inc., as of March 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

President

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara
Subscribed and sworn to (or affirmed) before me on this 20 day of May, 2016 by Paul H Magnuson

proven to me on the basis of satisfactory evidence to be the person(s) who appeared before me.




JASMIN RENE ESPINO
COMM. # 2110928
NOTARY PUBLIC • CALIFORNIA
SANTA CLARA COUNTY
MY COMM. EXP. MAY 10, 2019
UPSS7

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditors Report

Board of Directors
Silicon Valley Securities, Inc.
4880 Stevens Creek Blvd.
San Jose, CA 95129

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Silicon Valley Securities, Inc. as of March 31, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Silicon Valley Securities, Inc. management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silicon Valley Securities, Inc. as of March 31, 2016, and results of its

operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Silicon Valley Securities, Inc. financial statements. Supplemental Information is the responsibility of Silicon Valley Securities, Inc.'s management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
May 24, 2016

Silicon Valley Securities, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended March 31, 2016

Assets

Current assets:	
Cash in Bank	$ 118,273
Cash and Equivalents	105,259
Commissions Receivable	50,920
Prepaid Expenses	3,411
	277,863
Noncurrent assets:	
Property and Equipment	31,155
Less Accumulated Depreciation	< 27,917 >
	3,238
	$ 281,101
	=======

Liabilities and Stockholders' Equity

Current liabilities:	
Accrued expenses	$ 1,250
Accounts payable	40,420
	41,670
Stockholders' Equity:	
Common stock, authorized, issued and outstanding 638,823 shares - no par value	54,300
Retained Earnings	185,131
	239,431
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 281,101
	=======

The accompanying notes are an integral part of these financial statements.

Silicon Valley Securities, Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended March 31, 2016

REVENUES

Commission income	$ 886,875
Interest income	61
	$ 886,936

EXPENSES

Broker commissions	$ 445,802
Clearing expense	205,649
General and administrative	233,088
	884,539
Net Income before income taxes	2,397
Income tax expense	< 360 >
Net Income	$ 2,037

The accompanying notes are an integral part of these financial statements.

Silicon Valley Securities, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended March 31, 2016

Cash flows from operating activities:	
Commission checks received, net of clearing broker expense of $198,555	$ 688,320
Interest received	61
Cash paid to suppliers and employees	<695,066 >
Income taxes paid	< 720 >
Net Cash provided from operating activities	<7,405 >
Net Cash used in investing in Fixed Assets	<1,285 >
Net Cash provided from all activities	<8,690 >
Cash and equivalents at the beginning of the year	232,222
Cash and equivalents at the end of the year	$ 223,532
	========

Reconciliation of net Income to cash used in operating activities:

Net Income	$ 2037
Depreciation expense	779
Increase in commission receivable	< 14,132 >
Increase in prepaid expenses	< 71 >
Decrease in Accrued Liability	< 0 >
Increase in accounts payable	3,982
Net cash provided from operating activities	$ < 7,405 >
	========

The accompanying notes are an integral part of these financial statements.

Silicon Valley Securities, Inc.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended March 31, 2016

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balances as of March 31, 2015	$ 54,300	$ 183,094	$ 237,394
Net Income	- 0 -	2,037	2,037
Balances as of March 31, 2016	$ 54,300	$ 185,131	$ 239,431
	=======	=======	=======

The accompanying notes are an integral part of these financial statements.

Silicon Valley Securities, Inc.
Financial Statements
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended March 31, 2016

Subordinated Liabilities as of March 31, 2015	-0-
Subordinated Liabilities as of March 31, 2016	-0-

The accompanying notes are an integral part of these financial statements.

Silicon Valley Securities, Inc.
Notes to Financial Statements
As of and for the Year-Ended March 31, 2016

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Silicon Valley Securities, Inc. (the Company) was incorporated in the State of California effective December 1, 1988. The Company has adopted a fiscal year ending March 31st.

Description of Business

The Company, located in San Jose, CA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the 200% double decline balance method using an estimated life of five - seven years.

Income taxes

Effective December 1, 1988, the Company is considered to be a regular corporation status for federal income tax purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended March 31, 2016, the Company did not have any components of Comprehensive Income to report.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

The company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $230,677 at March 31, 2016, which exceeded the required net capital of $50,000. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

Silicon Valley Securities, Inc.
Notes to Financial Statements
As of and for the Year-Ended March 31, 2016

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires the Company maintains minimum Net Capital pursuant to fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate it's net capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

The Company paid $11,950 in lease and rent payments to a party related to a officer and stockholder, and $15,422.47 was paid for communication and computer services to a Company related to a officer and stockholder.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Furniture and equipment	3 – 7 years	$ 31,155	
Less – accumulated depreciation		(27,917)	
Total			$ 3,238

The amount of depreciation taken was $779.36.

NOTE G – LEASES

The Company had a lease agreement for its Primary office space. The amount was $42,600. In addition the Company leased secondary office in the amount of $22,309. The amount was expensed as incurred.

NOTE H- SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 24, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Silicon Valley Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2016

Computation of Net Capital

Stockholder's Equity			$ 239,431
Non-Allowable Assets			
Property and Equipment	$ 3,238		
Other Assets	3,411		
Total Non-Allowable Assets		$ 6,649	
Haircuts on Securities Positions			
Securities Haircuts	$ 2,105		
Undue Concentration Charges	0		
Total Haircuts on Securities Positions		$ 2,105	
Net Allowable Capital			$ 230,677

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 2,778
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	50,000
Net Capital Requirement	50,000
Excess Net Capital	$ 180,677

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 41,670
Percentage of Aggregate Indebtedness to Net Capital	18.06%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of March 31, 2016	$ 230,677
Adjustments	
Increase (Decrease) in Equity	0
(Increase) Decrease in Non-Allowable Assets	0
(Increase) Decrease in Securities Haircuts	0
Net Capital per Audit	$ 230,677
Reconciled Difference	0

Silicon Valley Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2016

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2016, the Company had net capital of $230,677 which was $180,677 in excess of its required net capital of $50,000. The Company's net capital ratio was 18.06%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Silicon Valley Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2016

Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson Jr., CPA
15565 Northland
Drive Suite 508 West
Southfield, MI 48075

Board of Directors
Silicon Valley Securities, Inc.
4880 Stevens Creek Blvd., Suite 100
San Jose, CA 94133

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2015 to March 31, 2016, which were agreed to by Silicon Valley Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Silicon Valley Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Silicon Valley Securities, Inc.'s management is responsible for Silicon Valley Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries, including check amount of $387.73.

2. Compared audited Total Revenue for the period of April 01, 2015 through March 31, 2016(fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Silicon Valley Securities, Inc. has a $0.00 balance.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr CPA

May 24, 2016

Independent Accountant's Report on SIPC Supplement

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

May 24, 2016

Board of Directors
Silicon Valley Securities, Inc.
4880 Stevens Creek Boulevard
Suite 100
San Jose, CA 95129

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Silicon Valley Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Silicon Valley Securities, Inc.. claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) Silicon Valley Securities, Inc.. stated that Silicon Valley Securities, Inc.. met the identified exemption provisions throughout the most recent fiscal year without exception. Silicon Valley Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Silicon Valley Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA

Silicon Valley Securities, Inc.
4880 Stevens Creek Boulevard, Suite 100
San Jose, California 95129-1034

Tel (408) 243-6801
Tel (800) 366-1550
Fax (408) 243-7080

Paul H. Magnuson
President

May 24, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE March 31, 2016

Dear Mr. Richardson Jr.,

Please be advised that Silicon Valley Securities, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of April 1, 2015 through March 31, 2016. Silicon Valley Securities, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Silicon Valley Securities, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, December 1, 1988.

Paul Magnuson, the president of Silicon Valley Securities, Inc. has made available to Edward Richardson all records and information including all communications from regulatory agencies received through the date of this review March 31, 2016.

Paul Magnuson has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Silicon Valley Securities, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at 408-243-6801



Very truly yours,

Silicon Valley Securities, Inc.
Paul H. Magnuson
President